UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MGP Ingredients, Inc.

Common Stock, No Par Value

(Title of Class of Securities)

55303J106

(CUSIP Number)

August 8, 2014 and December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. SEACOR Holdings Inc. I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 1,764,600
	6	Shared Voting Power: 0
	7	Sole Dispositive Power: 1,764,600
	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,764,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9): 10.0%(1)
12	Type of Reporting Person (See Instructions): CO: HC

(1) Based upon the number of (1) 17,635,729 shares of common stock of MGP Ingredients, Inc. (the "Issuer") stated to be outstanding as of July 31, 2014 by the Issuer in the Issuer's Quarterly Report on Form 10-Q ("Form 10-Q") for the quarterly period ended June 30, 2014 and filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 7, 2014, and (2) 17,642,050 shares of common stock of the Issuer stated to be outstanding as of October 31, 2014 by the Issuer in the Issuer's Form 10-Q for the quarterly period ended September 30, 2014 filed by the Issuer with the SEC on November 13, 2014.

Item 1.

(a)  Name of Issuer:  MGP Ingredients, Inc.

(b)  Address of Issuer’s Principal Executive Offices:
100 Commercial Street
Atchison, KS  66002

Item 2.
(a)  Name of Person Filing:  SEACOR Holdings Inc.

(b)  Address of Principal Business Office or, if none, Residence:
2200 Eller Drive
PO Box 13038
Fort Lauderdale, FL 33316

(c)  Citizenship:  Delaware

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number:  55303J106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

¬	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¬	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¬	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¬	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
¬	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¬	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¬	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¬	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
¬	Group, in accordance with §240.1 3d-1 (b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:      1,764,600

(b)  Percent of class:   10.0%

(c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote                                           1,764,600

(ii) Shared power to vote or to direct the vote                                                    0

(iii) Sole power to dispose or to direct the disposition of:                    1,764,600

(iv) Shared power to dispose or to direct the disposition of                               0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

F2 SEA Inc., a subsidiary of the Reporting Person, directly owns the shares.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 9, 2015

SEACOR HOLDINGS INC.

By:    /s/  Lisa Manekin______
Name:  Lisa Manekin
Title:    Treasurer